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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.

FEB 26 2010

503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65859

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/09_____ AND ENDING _____12/31/09_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Titleist Asset Management, Ltd.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

706 Guadalupe
(No. and Street)

Austin   Texas   78701
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Byron Fields   (512) 494-1000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – if individual, state last, first, middle name)

5918 W. Courtyard Drive, Suite 400   **Austin**   **Texas**   **78730**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ___Byron Fields_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___**Titleist Asset Management, Ltd.**_____, as of
___December 31___, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

DIANE E. TANCRED
Notary Public, State of Texas
My Commission Expires
NOV. 30, 2011

Signature

_____
Notary Public
2-17-10

Pre_____Mail
Title

SEC Mail
Mail Processing
Section

FEB 23 2010

Washington, DC
109

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB ✛ Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

TITLEIST ASSET MANAGEMENT, LTD.

Financial Statements and Supplemental Schedule
December 31, 2009

(With Independent Auditors' Report Thereon)

TITLEIST ASSET MANAGEMENT, LTD.
Index to Financial Statements and Supplemental Schedule
December 31, 2009

PMB ╪ Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhc.com

Independent Auditors' Report

To the Partners of
Titleist Asset Management, Ltd.:

We have audited the accompanying statement of financial condition of Titleist Asset Management, Ltd. (the Company) as of December 31, 2009, and the related statements of operations, changes in partners' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Titleist Asset Management, Ltd. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 15, 2010

5918 W. Courtyard Dr., Suite 400 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

**AUSTIN · BOSTON · CHICAGO · DALLAS · HOUSTON
ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE**

TITLEIST ASSET MANAGEMENT, LTD.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$	6,226
Receivable from clearing broker-dealer		104,470
Other assets		10
TOTAL ASSETS	**$**	**110,706**

LIABILITIES AND PARTNERS' EQUITY

Liabilities

Accounts payable and other liabilities	$	12,140
Total liabilities		12,140

Partners' Equity

Partners' capital		23,860
Accumulated earnings		74,706
Total partners' equity		98,566
TOTAL LIABILITIES AND PARTNERS' EQUITY	**$**	**110,706**

See notes to financial statements and independent auditors' report.

TITLEIST ASSET MANAGEMENT, LTD.
Statement of Operations
For the Year Ended December 31, 2009

REVENUES		
Securities commissions	$	390,267
Investment advisory		212,034
Total revenues		602,302
EXPENSES		
Clearing fees		80,335
Commission		223,490
Management fees		30,643
Professional fees		6,410
Regulatory fees		2,647
Travel and entertainment		22,655
Office supplies		1,819
Advertising		5,941
Other expenses		41,688
Total expenses		415,628
NET INCOME	$	186,674

See notes to financial statements and independent auditors' report.

TITLEIST ASSET MANAGEMENT, LTD.
Statement of Changes in Partners' Equity
Year Ended December 31, 2009

	Partners' Capital	Accumulated Earnings	Total
Balances at December 31, 2008	$ 23,860	$ 17,578	$ 41,438
Capital withdrawn	-	(129,546)	(129,546)
Net income	-	186,674	186,674
Balances at December 31, 2009	$ 23,860	$ 74,706	$ 98,566

See notes to financial statements and independent auditors' report.

TITLEIST ASSET MANAGEMENT, LTD.
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 186,674
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Increase in receivable from clearing broker-dealer	(60,313)
Increase in accounts payable and other liabilities	2,770
Net cash provided by operating activities	129,131
Cash flows from investing activities:	-
Cash flows from financing activities:	
Capital withdrawn by partners	(129,546)
Net cash used in financing activities	(129,546)
Net decrease in cash	(415)
Cash at beginning of year	6,641
Cash at end of year	$ 6,226
Supplemental Disclosures of Cash Flow Information:	
Interest paid	$ -
Income taxes paid	$ -

See notes to financial statements and independent auditors' report.

Note 1 - Nature of Business

Titleist Asset Management, Ltd. (Company) was organized in February 2003 as a Texas limited partnership headquartered in Austin, Texas. The Company became a registered broker/dealer with the Securities and Exchange Commission (SEC) in March 2003 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company began operations in September 2003. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recorded on a trade date basis.

Investment Advisory

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Note 2 - Significant Accounting Policies (Continued)

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers, and securities owned. The Company's cash balances did not exceed federally insured limits of $250,000 during the year. Securities owned consist of investments in registered investment companies and are held for investment purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income Taxes

The Company has elected to be taxed as a partnership. As such, the Company does not pay federal corporate income taxes on its taxable income. Instead, the partners are liable for individual federal income taxes on their respective shares of taxable net income. The Company is liable for Texas margin tax which is based on taxable margin, as defined under the law, rather than being based on federal taxable income. As of and for the year ended December 31, 2009, the Company has no Texas margin tax expense due.

Customer Funds

The Company is approved to sell private securities and limited partnership interests. The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operations and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and net capital requirements of $98,556 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.12 to 1.

Note 4 - Commitments and Contingencies

<u>Litigation</u>

The Company is subject to various claims and legal actions arising in the ordinary course of business. At December 31, 2009, the Company was not involved in any litigation or active legal actions.

<u>Sub-Clearing Agreement</u>

Included in the Company's sub-clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2009, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 5 - Subsequent Events

In accordance with Accounting Standards Codification 855, Subsequent Events (ASC 855), we have evaluated subsequent events through February 15, 2010, the date the financial statements were issued.

TITLEIST ASSET MANAGEMENT, LTD.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

Total partners' equity qualified for net capital	$	98,566
Deductions and/or charges		
Non-allowable assets:		10
Total deductions and/or charges		10
Net capital before haircuts on securities		98,556
Haircuts on securities		-
Net capital	$	98,556
Aggregate indebtedness		
Accounts payable and other liabilities	$	12,140
Total aggregate indebtedness	$	12,140
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	93,556
Ratio of aggregate indebtedness to net capital		0.12

Note: The above computation does not differ from the computation of net capital under
Rule 15c3-1 as of December 31, 2009 as reported by Titleist Asset Management, Ltd.
on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

PMB ╋ Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Partners of
Titleist Asset Management, Ltd.:

In planning and performing our audit of the financial statements of Titleist Asset Management, Ltd. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5918 W. Courtyard Dr., Suite 400 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

**AUSTIN · BOSTON · CHICAGO · DALLAS · HOUSTON
ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE**

PMB ╪ Helin Donovan

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 15, 2010